Mirion Technologies Inc., Clawback Policy

1.Purpose

The Board of Directors of Mirion Technologies, Inc. (the “Board”) believes that it is in the best interests of Mirion Technologies, Inc. (the “Company”) and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from noncompliance with financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with the Applicable Rules, including, without limitation, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Action of 2010, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the listing standards of The New York Stock Exchange (the “NYSE”). Capitalized terms used without definition shall have the meanings assigned thereto in Section 5 of this Policy.

This Policy amends and restate in its entirety the policy statement on Recovery of Prior Incentive Compensation previously adopted by the Compensation Committee of the Board on November 18, 2021 and first amended on November 28, 2023.

2.Scope

This Policy applies to Covered Executives in accordance with the Applicable Rules and Participating Employees as set forth in Section 4.12.

3.Overview

This Policy shall be effective as of October 2, 2023 (the “Effective Date”) and shall apply to Incentive Compensation (as defined in Section 4.3) that is received by Covered Executives and Participating Employees on or after that date. This Policy was last amended on the Amended Effective Date.

4.Policy

4.1Recoupment
In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Compensation Committee of the Board (the “Committee”) will reasonably promptly recover any excess Incentive Compensation received by any Covered Executive during the Applicable Recovery Period. For purposes of this Policy, Incentive Compensation will be deemed to be received in the fiscal year during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period.

4.2Accounting Restatement
This Policy applies to both (A) “Big R“, and (B) “little r” accounting restatements. “Big R” restatements are triggered by errors material to the previously issued financial statements that require that the Company issue a 4.02 8-K and restate the previously issued financial statements. “Little r” accounting restatements refer to restatements triggered by errors not material to previously issued financial statements that would be material if left uncorrected in current period financial statements (such little r restatements generally do not trigger an 8-K, and filings are generally amended the next time the issuer files the previously issued financial statements). This Policy does not apply to “out of period adjustments” for errors considered immaterial to both current and previously issued financial statement and are corrected in current period financial statements.

4.3Incentive Compensation
For purposes of this Policy, “Incentive Compensation” is any compensation granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure. By way of example,

annual bonuses and other short- and long-term cash incentives and performance stock units would generally be deemed to be Incentive Compensation. However, Incentive Compensation does not include: (a) equity awards that vest exclusively upon the completion of a specified period of employment or other service to the Company, without any financial reporting measure conditions; (b) bonus awards that are discretionary or based on subjective goals unrelated to financial reporting measures; and (c) any incentive based compensation received before the Company had a class of securities listed on a national securities exchange.

Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the U.S. Securities and Exchange Commission (the “Commission”). By way of example, financial reporting measures include, without limitations:

·    Company stock price.
·    Total shareholder return.
·    Revenues.
·    Net income.
·    Earnings before interest, taxes, depreciation, and amortization (EBITDA).
·    Funds from operations.
·    Liquidity measures such as working capital or operating cash flow.
·    Return measures such as return on invested capital or return on assets.
·    Earnings measures such as earnings per share.

4.4Excess Incentive Compensation: Amount Subject to Recovery
The amount to be recovered will be the excess of the Incentive Compensation received by the Covered Executive on or after the Effective Date and during the Applicable Recovery Period that exceeds the Incentive Compensation that otherwise would have been received by the Covered Executive had it been based on the restated results, as determined by the Committee, and must be computed without regard to any taxes paid by, or withheld by the Company on behalf of, the Covered Executive.

For Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the accounting restatement, the Committee shall determine the amount based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive Compensation was received. The Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the NYSE in accordance with the Applicable Rules.

4.5Method of Recoupment
Subject to the terms of this Section 4.5, the Committee will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

(a) requiring reimbursement of cash Incentive Compensation previously paid;
(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
(c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive, including any past, current or future compensation or equity-based awards;
(d) cancelling outstanding vested or unvested equity awards; and/or
(e) taking any other remedial and recovery action permitted by law, as determined by the Committee.

In making this determination, the Committee may consider all relevant factors, including, but not limited to, any unreasonable economic hardship to the Covered Executive caused by the method and timing of the recoupment. The Committee need not utilize the same method of recovery from all Covered Executives or with respect to all types of Incentive Compensation in particular when seeking to recoup Incentive Compensation from any Covered Executive residing in a jurisdiction where the Committee determines that enforcement of this Policy with respect to one or more of the methods set forth above may not be permitted by the law applicable to such Covered Executive. In the event the Company is required to recover Erroneously Awarded Compensation from a Covered Executive who is no longer an employee, the Company is entitled to seek such recovery in order to comply with applicable law, regardless of the terms of any release of claims or separation agreement such individual may have signed.

4.6No Indemnification
The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

4.7Interpretation
The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of the Applicable Rules.

4.8Amendment; Termination
The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect any changes to the Applicable Rules. This Policy shall be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law. The Committee shall take into consideration any applicable interpretations and guidance of the Commission or NYSE in interpreting this Policy, including, for example, in determining whether an accounting restatement qualifies as an accounting restatement hereunder. To the extent the Applicable Rules require recovery of Incentive Compensation in additional circumstances besides those specified above, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive Compensation to the fullest extent required by the Applicable Rules. The Committee may terminate this Policy at any time.

4.9Other Recoupment Rights
The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

4.10Impracticability
The Committee shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with the Applicable Rules.

4.11Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

4.12 Discretionary Compensation Recovery
In addition to (and without limiting) the provisions of Section 4.1 through 4.11, in the event the Company is required to prepare a “Big R” or a “little r” accounting restatement after the Effective Date, the Company will use reasonable efforts to recover from any current or former employee of the Company who is not a Covered Executive (each a “Participating Employee”) and who received Incentive Compensation from the Company during the Applicable Recovery Period, the amount that exceeds what would have been paid to the Participating Employee under such accounting restatement provided that a committee consisting of the Chief Executive Officer, Chief Financial Officer and Chief Human Resources Officer (the “Discretionary Recovery Committee”) shall have the authority to determine, in its sole discretion, that this Section 4.12 shall not apply to any one or more Participating Employees. For purposes of enforcement of this Section 4.12 in respect of one or more Participating Employees, the term “Committee” in Sections 4.5 and 4.10 shall be deemed to include the Discretionary Recovery Committee, and references to Covered Executives in Section 4 shall be deemed to include Participating Employees.

Certain Defined Terms

5.1“Applicable Recovery Period” means the three completed fiscal years immediately preceding the Restatement Date for an accounting restatement. In addition, in the event the Company has changed its fiscal year: (i) any transition period of less than nine months occurring within or immediately following such three completed fiscal years shall also be part of such Applicable Recovery Period and (ii) any transition period of nine to 12 months will be deemed to be a completed fiscal year.

5.2“Applicable Rules” means any rules or regulations adopted by the NYSE pursuant to Rule 10D-1 under the Exchange Act and any applicable rules or regulations adopted by the SEC pursuant to Section 10D of the Exchange Act, in each case, as such may be amended from time to time.

5.3A “Covered Executive” means any Executive Officer and any other person designated by the Board or the Committee as being subject to this Policy.

5.4An “Executive Officer” means any person designated as an “officer” pursuant to Rule 16a-1(f) under the Exchange Act. The Board shall determine who is an Executive Officer subject to this Policy in accordance with the Applicable Rules.

5.5“Restatement Date” means the earlier to occur of: (i) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare the accounting restatement.

5.Authority
The authority to administer this Policy lies with the Chief Legal Officer and the Compensation Committee; provided, however, that the Board shall have exclusive authority to authorize the Company to prepare an accounting restatement. Any determinations made by the Committee shall be final and binding on all affected individuals.

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